UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form 10-D	[ ] Form N-CEN
[ ] Form N-CSR

For the Period Ended:  March 31, 2022

[__]	Transition Report on Form 10-K
[__]	Transition Report on Form 20-F
[__]	Transition Report on Form 11-K
[__]	Transition Report on Form 10-Q
[__]	Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

DYNAMIC SHARES TRUST
(Exact name of registrant as specified in its charter)

401 W. Superior St., Suite 300
Chicago, IL 60654
(Address of Principal Executive Offices)

312-216-2890
(Registrant’s telephone number, including area code)

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN, or Form N-CSR portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN or N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Dynamic Shares Trust (the “Registrant”) was unable to file within the prescribed time period, without unreasonable effort and expense, because the Registrant requires additional time to complete its financial statement preparation and the review process associated with the interim financial statements to be included in Form 10-Q for the period ended March 31, 2022. The Registrant intends to file the subject Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Terrence Davis	678	553.7338
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer no, identify report(s).

[  ] Yes     [X]  No

Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021.
Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021.
Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Dynamic Shares Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2022	By:	/s/ Weixuan Zhang
Weixuan Zhang, Chief Executive Officer